

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Sean Macnew
Chief Financial Officer
Group Nine Acquisition Corp.
568 Broadway
Floor 10
New York, New York 10012

>   **Re: Group Nine Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted November 25, 2020**

Dear Mr. Macnew:

We have reviewed your draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 25, 2020

Cover Page of Prospectus, page i

1. In Footnote 1, we note the reference to $1,600,000 (or up to $1,840,000 if the underwriters' over-allotment option is exercised in full) in the aggregate, payable to Code Advisors LLC on the earlier of (i) the completion of our initial business combination and (ii) December 31, 2021. If it becomes due prior to the completion of the initial business combination, clarify how it would be paid if you do not pay such amounts with a loan from your sponsor. Please further clarify whether Code Advisors has executed any waiver of rights to bring claims against the trust account for this payment and whether the sponsor has any obligation to indemnify the trust for any reduction in the amount of funds in the trust with respect to this payment. We may have additional comments after reviewing your response.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction